ISSUER FREE WRITING PROSPECTUS

FILED PURSUANT TO RULE 433

REGISTRATION STATEMENT NO. 333-204450

MAY 26, 2015

COTT CORPORATION

Bought Treasury Offering of Common Shares

TERM SHEET

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada (except Québec). A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Prospective investors should be aware that the acquisition of the Shares (as defined below) may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in the final base shelf prospectus or any applicable shelf prospectus supplement. Prospective investors should consult their own tax advisors with respect to their particular circumstances.

Issuer:	Cott Corporation (the “Company”).

Issue:	Treasury offering (the “Issue”) of 14,100,000 common shares (“Shares”) of the Company (16,215,000 Shares if the over-allotment option is exercised in full).

Issue Size:	US$130,425,000 (US$149,988,750 if the over-allotment option is exercised in full).

Issue Price:	US$9.25 per Share (the “Issue Price”).

Over-Allotment Option:	The Company has granted the Underwriters an over-allotment option to purchase an additional 2,115,000 Shares exercisable, in whole or in part, at any time up until 30 days following the Closing Date (representing up to 15% of the Issue) at the Issue Price.

Use of Proceeds:	The net proceeds of the Issue will be used to redeem all of the Company’s Series B Non-Convertible First Preferred Shares and a portion of the Company’s Series A Convertible First Preferred Shares.

Form of Offering:	Public offering on a “bought deal” basis. The Shares will be offered: (i) in each of the provinces of Canada (excluding Québec) pursuant to a prospectus supplement under the Company’s short form base shelf prospectus dated May 19, 2015, filed with the securities regulatory authorities in each of the provinces of Canada except Québec; (ii) in the United States pursuant to a prospectus supplement to the Company’s effective registration statement dated May 26, 2015, filed with the U.S. Securities and Exchange Commission (the “SEC”); and (iii) internationally as applicable.

Eligibility for Investment:	Eligible for RRSPs, RRIFs, DPSPs, RESPs, RDSPs and TFSAs.

Listing:	The Company’s currently issued and outstanding common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under ticker symbols “BCB” and “COT”, respectively.

Settlement Cycle:	Delivery of the Shares will be made against payment therefor on or about June 3, 2015, which is five business days following the date of pricing of the Shares (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Shares on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Shares initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Shares who wish to trade their Shares on the date of pricing or the next succeeding business day should consult their own adviser.

Dividends:	The Company currently pays cash dividends on a quarterly basis at the discretion of the Company’s Board of Directors. The first dividend to which purchasers of the Shares under the Issue will be entitled to participate, if they continue to own the shares, will be for the quarter ending June 2015, expected to be payable on or about June 17, 2015 to shareholders of record on or about June 5, 2015.

Bookrunners:	CIBC and Barclays Capital Canada Inc.

Underwriting Fee:	4.0%.

Closing Date:	June 3, 2015.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. The Company will also be filing a prospectus supplement relating to the the offering with securities regulatory authorities in Canada. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or via SEDAR at www.sedar.com. Copies of the short form base shelf prospectus and prospectus supplement relating to this offering may be obtained, when available, from CIBC World Markets Inc., toll-free: 1-800-282-0822, email: useprospectus@us.cibc.com or from Barclays Capital Inc., toll-free: 1-888-603-5847, email: barclaysprospectus@broadridge.com.